March 5, 2020

Shlomi Ben Haim
Chief Executive Officer
JFrog Ltd.
270 E. Caribbean Drive
Sunnyvale, CA 94089

       Re: JFrog Ltd.
           Draft Registration Statement on Form S-1
           Submitted February 7, 2020
           CIK No. 0001800667

Dear Mr. Ben Haim:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. When discussing non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence.
       For example, you refer to positive free cash flow for the last five years, but do not provide a similar reference to the corresponding GAAP measure. Please revise. Refer to Question
       102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
2. You disclose that 20 of the top 25 financial services organizations, 9 out of the top 10 technology organizations, and 8 out of the 10 retail organizations in the Fortune 500 have adopted JFrog. Please provide further context regarding the nature of these relationships and explain whether these customers together represent a material portion of your revenue
 Shlomi Ben Haim
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JFrog Ltd.
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         or are among the customers that had ARR of at least $1.0 million as of December 31,
         2019.
Market Opportunity, page 5

3. You calculate your current market opportunity to be approximately $22 billion based on estimates of the total number of organizations globally. Given that the company generates revenue primarily from the United States and Israel, please disclose the material assumptions and limitations of calculating your market opportunity based on all organizations in all industries globally.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Model, page 64

4. Please define your references to customers and clarify whether they include only paying customers or also users of your free, freemium and open source offerings.
Factors Affecting Our Performance, page 66

5. You state that free access helps generate demand for your paid offerings and users of your free trials, freemium offerings and open source software options provide low-friction points of entry for prospective customers who often upgrade to paid and higher-tiered subscriptions. Please tell us whether you use any metrics to monitor the extent to which you are able to convert free access users to paying customers, and if so, provide quantitative disclosure of such metrics for the periods presented. Refer to Item 303(a)(3)
         of Regulation S-K and Section III.B.1 of SEC Release 33-8350.
6. We note that your net dollar and gross dollar retention rate measures are based on annual recurring revenue (ARR) for a set of customers. Please clarify whether ARR for these calculations is the same as for the cohort analysis discussed on page 68 or revise to explain how you determine ARR for these measures. Tell us whether ARR includes monthly subscription arrangements and, if so, explain your basis for annualizing revenue derived from monthly customers. Lastly, with regards to the gross dollar retention rate amounts that you intend to provide, please ensure that you include the actual amount as of both December 31, 2018 and 2019 separately rather than stating such amounts were above a certain percentage.
7. Please disclose the number of customers with an ARR of at least $1.0 million as of
         December 31, 2018.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

8. You disclose that revenues from SaaS arrangements are recognized based on usage as the usage occurs over the contract period. Please clarify the billing and timing of revenue
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March 5, 2020
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         recognition for your SaaS subscriptions with minimum annual usage commitments. In your response, tell us the amount of revenues related to such arrangements. Refer to paragraphs 50-9 and 50-12 of ASC 606-10-50.
9. You disclose that subscriptions are offered on either an annual or monthly term. Please describe the reasons for the significant non-current deferred revenue balance. Refer to
         ASC 606-10-50-9.
10. On page 21 you state that certain of your self-managed products are sold with perpetual licenses. Please tell us whether you also offer term licenses for self-managed products. If so, tell us the amount of revenue recognized related to term licenses and the related subscriptions for each period presented. Also, describe your determination for the allocation of transaction price between the license and the support and maintenance contracts and provide us with the percentage allocation for each. Refer ASC 606-10-32-
         31 through 32-25.
Note 11. Subsequent Events, page F-31

11. Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. As part of your response, provide us with a breakdown of all stock options granted during fiscal 2019 and to date in fiscal 2020 and include the fair value of the underlying ordinary shares used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Refer to ASC 855-10-50-2.
General

12. Please disclose the source of the following assertions in your prospectus:
           You provide a leading CRM platform (pages 1, 63 and 84); and You pioneered a new, systematic, and automated approach to package management
             (page 90).
13. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameShlomi Ben Haim
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany NameJFrog Ltd.
       present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
March not they Page 3 copies of the communications.
       5, 2020 retain
FirstName LastName
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FirstName LastNameShlomi Ben Haim
JFrog Ltd.
Comapany NameJFrog Ltd.
March 5, 2020
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       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Allison Berry Spinner, Esq.